EXHIBIT (a)(5)

HINES HORTICULTURE, INC.
12621 Jeffrey Road
Irvine, CA 92620

August 6, 2002

To:	[Name of Option Holder]

Re:	Supplemental Information Concerning Offer to Exchange

     We are sending you this memorandum to amend and provide supplemental information concerning the terms of the Offer to Exchange dated July 9, 2002 (the “Offer to Exchange”) in which we offered to exchange your outstanding options granted to you under our Amended and Restated 1998 Equity Incentive Plan, as amended. This memorandum, the Offer to Exchange and the related Letter of Transmittal should be read together and constitute our offer to exchange your options (the “Offer”). These documents should be read carefully before any decision is made with respect to the Offer.

     Extension of the Offer. We are extending the expiration date of the Offer from 5:00 p.m., Los Angeles time, on Monday, August 12, 2002 to 5:00 p.m., Los Angeles time, on Wednesday, August 14, 2002.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., LOS ANGELES TIME, ON WEDNESDAY, AUGUST 14, 2002, UNLESS HINES HORTICULTURE, INC. FURTHER EXTENDS THE OFFER.

     Terms of the Transaction.

     1. In our description of the terms of the Offer set forth in the Offer to Exchange under the heading “ The Offer: 1. The Offer; Number of Options; Expiration Date”, we stated that the number of shares underlying the new options was equal to the number set forth in the letter from us to you which accompanied the Offer materials. We did not mean to imply that the exchange of tendered options for new options was a one for one exchange or to imply that the exchange ratio would be the same for each option holder. In fact, the ratios of tendered options to new options differ from person to person and have been set by our Board of Directors for compensatory purposes.

     2. In our description of the terms of the Offer set forth in the Offer to Exchange under the heading “ The Offer: 3. Procedures for Tendering Options”, we stated that we reserved “the right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder”. We did not mean to imply that we had the right to waive any of the conditions of the Offer with respect to any particular options or any particular option holder; rather, our waiver of a condition to the Offer would in all events apply to all holders. However, we do have the right to waive any defect or irregularity in any tender with respect to any particular options or any particular option holder.

     3. With respect to our description of the terms of the Offer set forth in the Offer to Exchange under the heading “ The Offer: 7. Conditions of the Offer”, please note the following:

     (a)  Our determination whether or not a particular condition to the Offer has occurred will be subject to the reasonableness standard. In addition, no actions or omissions to act by us will affect the determination whether or not a particular condition to the Offer has occurred.

     (b)  In the event we reasonably determine that a material condition to the Offer has been triggered but, nevertheless, decide to waive that condition and proceed with the Offer, we will inform you of such waiver.

     (c)  In the Offer to Exchange, we stated that if certain events occurred, we would not be required to accept any options tendered for exchange. One of those events, a decline in either the Dow Jones Industrial Average, The Nasdaq National Market or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on July 9, 2002, did occur. Notwithstanding the occurrence of that condition, we intend to proceed with the Offer and have waived that condition.

     Although our Board of Directors has approved this Offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options. We strongly encourage you to evaluate carefully all of the information contained in the Offer documents and to consult your own legal, financial and/or tax advisors.

     The Offer is now scheduled to expire at 5:00 p.m., Los Angeles Time, on Wednesday, August 14, 2002, unless we extend the Offer pursuant to its terms. If you wish to tender your options in the Offer, you must validly tender and not withdraw all of your outstanding options to purchase shares of our common stock granted to you under the Plan prior to the time of the Offer’s scheduled expiration.

     Any questions, requests for assistance or additional copies of any documents may be directed to Denise Baharie, Hines Horticulture, Inc., 12621 Jeffrey Road, Irvine, California 92620 (telephone: (949) 559-4444).

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